INERGY MIDSTREAM, L.P.

TWO BRUSH CREEK BLVD.

KANSAS CITY, MISSOURI 64112

March 20, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Inergy Midstream, L.P. and NRGM Finance Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 20, 2013
File No. 333-185946

Ladies and Gentlemen:

Set forth below are the responses of Inergy Midstream, L.P. (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2013, with respect to Registration Statement on Form S-3, File No. 333-185946, filed with the Commission on January 9, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). For your convenience, we will hand deliver three full copies of the Amendment, as well as three copies of the Amendment that are marked to show all changes since the original filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

Inergy Midstream, L.P. and NRGM Finance Corp.

Registration Statement on Form S-3

Selling Unitholders, page 50

1.

We note your response to comment 5 in our letter dated February 8, 2013 wherein you acknowledge that “NRGY is the parent of the Company.” Rule 415(a)(1)(i) of the Securities Act of 1933 excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer as stated in Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations. It appears that this transaction may not be eligible to be made on a shelf basis and instead represents a primary offering.

Securities and Exchange Commission

March 20, 2013

Please identify the selling unitholder as an underwriter and disclose that this is a primary offering.

RESPONSE:

We acknowledge the Staff’s comment, and have identified Inergy, L.P. as an underwriter on the inside cover page and pages 1, 48 and 54 of the Amendment and have disclosed that any sale of common units owned by Inergy, L.P. will be made on a primary basis on the Registration Fee table.

*        *        *         *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747 or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours,

INERGY MIDSTREAM LP

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.
Michael D. Lenox, Inergy Midstream, L.P.
Michael V. Post, Inergy Midstream, L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.